Registration No. 333-249966

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of trust:

FT 9106

B.       Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.       Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.       Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	111 West Monroe Street
Suite 400	Chicago, Illinois 60603
Wheaton, Illinois 60187

E.       Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on January 8, 2021 at 2:00 p.m. pursuant to Rule 487.

________________________________

              Target Divsd. Global Allocation 1Q '21 - Term 4/8/22

                                    FT 9106

FT 9106 is a series of a unit investment trust, the FT Series. FT 9106 consists of a single portfolio known as Target Divsd. Global Allocation 1Q '21
- Term 4/8/22 (Target Diversified Global Allocation Portfolio, 1st Quarter
2021 Series) (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying two uniquely specialized strategies. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                 The date of this prospectus is January 8, 2021

                               Table of Contents

Summary of Essential Information                             3
Fee Table                                                    4
Report of Independent Registered Public Accounting Firm      5
Statement of Net Assets                                      6
Schedule of Investments                                      7
The FT Series                                               15
Portfolio                                                   16
Risk Factors                                                17
Backtested Hypothetical Performance Information             20
Public Offering                                             21
Distribution of Units                                       24
The Sponsor's Profits                                       25
The Secondary Market                                        25
How We Purchase Units                                       25
Expenses and Charges                                        25
Tax Status                                                  26
Retirement Plans                                            28
Rights of Unit Holders                                      29
Income and Capital Distributions                            29
Redeeming Your Units                                        30
Investing in a New Trust                                    31
Removing Securities from the Trust                          31
Amending or Terminating the Indenture                       32
Information on the Sponsor, Trustee and Evaluator           33
Other Information                                           34

                  Summary of Essential Information (Unaudited)

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                  179,842
Fractional Undivided Interest in the Trust per Unit (1)                                                    1/179,842
Public Offering Price:
Public Offering Price per Unit (2)                                                                        $   10.000
   Less Initial Sales Charge per Unit (3)                                                                      (.000)
                                                                                                          __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                10.000
   Less Deferred Sales Charge per Unit (3)                                                                     (.135)
                                                                                                          __________
Redemption Price per Unit (5)                                                                                  9.865
   Less Creation and Development Fee per Unit (3)(5)                                                           (.050)
   Less Organization Costs per Unit (5)                                                                        (.042)
                                                                                                          __________
Net Asset Value per Unit                                                                                  $    9.773
                                                                                                          ==========
Cash CUSIP Number                                                                                         30316S 146
Reinvestment CUSIP Number                                                                                 30316S 153
Fee Account Cash CUSIP Number                                                                             30316S 161
Fee Account Reinvestment CUSIP Number                                                                     30316S 179
Pricing Line Product Code                                                                                     133750
Ticker Symbol                                                                                                 FKWCHX

First Settlement Date                                          January 12, 2021
Mandatory Termination Date (6)                                 April 8, 2022
Income Distribution Record Date                                Tenth day of each month, commencing February 10, 2021.
Income Distribution Date (7)                                   Twenty-fifth day of each month, commencing February 25, 2021.

_____________

(1) As of the Evaluation Time on January 11, 2021, we may adjust the number of
Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds.
See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per
100 Units. In any case, the Trustee will distribute any funds in the Capital
Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering"
and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                      Amount
                                                                                                                      per Unit
                                                                                                                      ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                 0.00%(a)      $.000
   Deferred sales charge                                                                                1.35%(b)      $.135
   Creation and development fee                                                                         0.50%(c)      $.050
                                                                                                        _____         _____
   Maximum sales charge (including creation and development fee)                                        1.85%         $.185
                                                                                                        =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                         .420%(d)      $.0420
                                                                                                        =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                               .059%         $.0060
   Trustee's fee and other operating expenses                                                           .126%(f)      $.0127
                                                                                                        _____         ______
      Total                                                                                             .185%         $.0187
                                                                                                        =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

             1 Year       3 Years      5 Years      10 Years
             ______       _______      _______      ________
             $246         $756         $1,042       $2,249

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2021.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

            Report of Independent Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 9106

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 9106, comprising Target Divsd. Global Allocation 1Q '21 - Term 4/8/22 (Target
Diversified Global Allocation Portfolio, 1st Quarter 2021 Series) (the
"Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on January 8, 2021 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on January 8, 2021 (Initial Date of
Deposit), in conformity with accounting principles generally accepted in the
United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's
Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the
Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on January 8, 2021, by correspondence with the
Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 8, 2021

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                   NET ASSETS

Investment in Securities represented by purchase contracts (1) (2)                                 $1,798,419
Less liability for reimbursement to Sponsor for organization costs (3)                                 (7,553)
Less liability for deferred sales charge (4)                                                          (24,279)
Less liability for creation and development fee (5)                                                    (8,992)
                                                                                                   __________
Net assets                                                                                         $1,757,595
                                                                                                   ==========
Units outstanding                                                                                     179,842
Net asset value per Unit (6)                                                                       $    9.773

                             ANALYSIS OF NET ASSETS

Cost to investors (7)                                                                              $1,798,419
Less maximum sales charge (7)                                                                         (33,271)
Less estimated reimbursement to Sponsor for organization costs (3)                                     (7,553)
                                                                                                   __________
Net assets                                                                                         $1,757,595
                                                                                                   ==========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory
Termination Date of April 8, 2022.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $2,000,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.0420 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the
Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on April 20, 2021 and on the twentieth day of each month thereafter
(or if such date is not a business day, on the preceding business day) through
June 18, 2021. If Unit holders redeem Units before June 18, 2021, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public
Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                                                                Percentage
                                                                                of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                               Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares     Share       the Trust (2)
___________________________________                                             ____________   ______     _________   _____________
COMMON STOCKS (100.00%):
Communication Services (8.20%):
ATVI       Activision Blizzard, Inc.                                              0.50%          100      $   89.67   $    8,967
GOOG       Alphabet Inc. (Class C) *                                              0.50%            5       1,787.25        8,936
EA         Electronic Arts Inc.                                                   0.50%           64         140.74        9,007
IPG        The Interpublic Group of Companies, Inc.                               0.80%          588          24.46       14,382
KDDIY      KDDI Corporation (ADR) +                                               0.40%          475          15.15        7,196
KT         KT Corporation (ADR) +                                                 0.80%        1,290          11.15       14,383
NYT        The New York Times Company (Class A)                                   0.20%           76          47.62        3,619
NTDOY      Nintendo Co., Ltd. (ADR) +                                             0.40%           91          79.01        7,190
NTTYY      Nippon Telegraph and Telephone Corporation (ADR) +                     0.40%          268          26.79        7,180
PHI        PLDT Inc. (ADR) +                                                      0.80%          506          28.45       14,396
TLK        PT Telekomunikasi Indonesia (ADR) +                                    0.80%          581          24.76       14,386
SKM        SK Telecom Co., Ltd. (ADR) +                                           0.80%          533          27.00       14,391
TTWO       Take-Two Interactive Software, Inc. *                                  0.20%           17         208.01        3,536
TDS        Telephone and Data Systems, Inc.                                       0.10%           92          19.61        1,804
USM        United States Cellular Corporation *                                   0.10%           57          31.50        1,795
VZ         Verizon Communications Inc.                                            0.80%          246          58.53       14,398
WWE        World Wrestling Entertainment, Inc.                                    0.10%           37          48.43        1,792
Consumer Discretionary (11.11%):
AMZN       Amazon.com, Inc. *                                                     0.53%            3       3,162.16        9,486
ABG        Asbury Automotive Group, Inc. *                                        0.10%           11         161.37        1,775
AZO        AutoZone, Inc. *                                                       0.48%            7       1,246.04        8,722
BKE        The Buckle, Inc.                                                       0.80%          440          32.70       14,388
CANG       Cango Inc. (ADR) +                                                     0.80%        1,913           7.52       14,386
CROX       Crocs, Inc. *                                                          0.10%           27          67.18        1,814
DHI        D.R. Horton, Inc.                                                      0.50%          131          68.69        8,998
DKS        Dick's Sporting Goods, Inc.                                            0.20%           57          62.65        3,571
DG         Dollar General Corporation                                             0.50%           41         217.72        8,927
GHC        Graham Holdings Company                                                0.09%            3         539.32        1,618
HBI        Hanesbrands Inc.                                                       0.80%          930          15.47       14,387
HESAY      Hermes International (ADR) +                                           0.40%           67         107.61        7,210
LEN        Lennar Corporation                                                     0.20%           47          75.69        3,557
LGIH       LGI Homes, Inc. *                                                      0.10%           17         104.35        1,774
LAD        Lithia Motors, Inc.                                                    0.19%           11         319.82        3,518
LOW        Lowe's Companies, Inc.                                                 0.50%           55         163.71        9,004
MDC        M.D.C. Holdings, Inc.                                                  0.90%          336          48.04       16,141
MTH        Meritage Homes Corporation *                                           0.10%           21          84.45        1,773
MUSA       Murphy USA Inc.                                                        0.10%           14         129.50        1,813
NVR        NVR, Inc. *                                                            0.22%            1       4,025.93        4,026
ORLY       O'Reilly Automotive, Inc. *                                            0.50%           19         469.90        8,928
OLLI       Ollie's Bargain Outlet Holdings, Inc. *                                0.20%           39          93.03        3,628

                       Schedule of Investments (cont'd.)

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                                                                Percentage
                                                                                of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                               Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares     Share       the Trust (2)
___________________________________                                             ____________   ______     _________   _____________
Consumer Discretionary (cont'd.):
POOL       Pool Corporation                                                       0.19%            9      $  385.95   $    3,474
PHM        PulteGroup, Inc.                                                       0.20%           85          42.49        3,612
SNE        Sony Corporation (ADR) +                                               0.40%           71         102.00        7,242
STMP       Stamps.com Inc. *                                                      0.11%            9         211.26        1,901
STRA       Strategic Education, Inc.                                              0.10%           20          89.59        1,792
TGT        Target Corporation                                                     0.50%           47         191.10        8,982
TM         Toyota Motor Corporation (ADR) +                                       0.40%           47         152.67        7,175
TSCO       Tractor Supply Company                                                 0.20%           24         147.12        3,531
TPH        TRI Pointe Group, Inc. *                                               0.10%           95          18.98        1,803
VWAGY      Volkswagen AG (ADR) +                                                  0.40%          343          20.98        7,194
WSM        Williams-Sonoma, Inc.                                                  0.20%           33         108.55        3,582
Consumer Staples (9.11%):
ADM        Archer-Daniels-Midland Company                                         0.50%          171          52.43        8,966
BGS        B&G Foods, Inc.                                                        0.80%          515          27.93       14,384
SAM        The Boston Beer Company, Inc. *                                        0.22%            4       1,004.86        4,019
BTI        British American Tobacco Plc (ADR) +                                   0.40%          188          38.15        7,172
CHD        Church & Dwight Co., Inc.                                              0.20%           42          84.90        3,566
CLX        The Clorox Company                                                     0.50%           46         196.43        9,036
COST       Costco Wholesale Corporation                                           0.49%           24         367.92        8,830
DAR        Darling Ingredients Inc. *                                             0.20%           54          66.40        3,586
FRPT       Freshpet, Inc. *                                                       0.20%           24         146.83        3,524
HSY        The Hershey Company                                                    0.50%           59         151.17        8,919
HRL        Hormel Foods Corporation                                               0.50%          197          45.72        9,007
SJM        The J.M. Smucker Company                                               0.20%           31         116.85        3,622
KR         The Kroger Co.                                                         0.50%          283          31.82        9,005
LRLCY      L'Oreal S.A. (ADR) +                                                   0.40%           95          75.63        7,185
LANC       Lancaster Colony Corporation                                           0.20%           20         182.19        3,644
TAP        Molson Coors Beverage Company                                          0.20%           73          49.15        3,588
MNST       Monster Beverage Corporation *                                         0.50%           96          93.50        8,976
FIZZ       National Beverage Corp. *                                              0.10%           22          81.08        1,784
NSRGY      Nestle S.A. (ADR) +                                                    0.40%           62         115.29        7,148
PM         Philip Morris International Inc.                                       0.50%          108          82.98        8,962
PSMT       PriceSmart, Inc.                                                       0.10%           19          97.29        1,848
PG         The Procter & Gamble Company                                           0.50%           65         138.85        9,025
TSN        Tyson Foods, Inc. (Class A)                                            0.50%          139          64.61        8,981
WMT        Walmart, Inc.                                                          0.50%           61         146.65        8,946
Energy (3.40%):
COG        Cabot Oil & Gas Corporation                                            0.20%          206          17.42        3,589
EC         Ecopetrol S.A. (ADR) +                                                 0.80%        1,052          13.68       14,391
EOG        EOG Resources, Inc.                                                    0.50%          153          58.62        8,969
EURN       Euronav N.V. +                                                         0.80%        1,688           8.52       14,382

                       Schedule of Investments (cont'd.)

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                                                                Percentage
                                                                                of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                               Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares     Share       the Trust (2)
___________________________________                                             ____________   ______     _________   _____________
Energy (cont'd.):
XOM        Exxon Mobil Corporation                                                0.50%          200      $   44.96   $    8,992
REGI       Renewable Energy Group, Inc. *                                         0.10%           20          88.04        1,761
RDS/A      Royal Dutch Shell Plc (ADR) +                                          0.40%          178          40.34        7,181
INT        World Fuel Services Corporation                                        0.10%           54          33.58        1,813
Financials (11.41%):
AFL        Aflac Incorporated                                                     0.50%          201          44.68        8,981
ALL        The Allstate Corporation                                               0.50%           82         110.07        9,026
ANAT       American National Group, Inc.                                          0.10%           19          96.93        1,842
ABR        Arbor Realty Trust, Inc. (4)                                           0.40%          502          14.32        7,189
BK         The Bank of New York Mellon Corporation (5)                            0.50%          198          45.28        8,965
BRK/B      Berkshire Hathaway Inc. (Class B) *                                    0.50%           39         232.88        9,082
CNNE       Cannae Holdings, Inc. *                                                0.10%           40          45.47        1,819
ERIE       Erie Indemnity Company                                                 0.20%           14         257.53        3,605
FHI        Federated Hermes, Inc. (Class B)                                       0.80%          472          30.50       14,396
FAF        First American Financial Corporation                                   0.20%           68          53.27        3,622
FCNCA      First Citizens BancShares, Inc. (Class A)                              0.21%            6         635.39        3,812
HIG        The Hartford Financial Services Group, Inc.                            0.20%           71          50.40        3,578
HTH        Hilltop Holdings Inc.                                                  0.10%           62          28.95        1,795
HLI        Houlihan Lokey, Inc.                                                   0.10%           25          70.77        1,769
IVZ        Invesco Ltd. +                                                         0.80%          785          18.33       14,389
KB         KB Financial Group Inc. (ADR) +                                        0.80%          342          42.07       14,388
KMPR       Kemper Corporation                                                     0.20%           45          79.57        3,581
MCY        Mercury General Corporation                                            0.80%          272          52.87       14,381
OMF        OneMain Holdings, Inc.                                                 0.80%          288          49.99       14,397
IX         ORIX Corporation (ADR) +                                               0.80%          170          84.78       14,413
PBCT       People's United Financial, Inc.                                        0.20%          254          14.16        3,597
PGR        The Progressive Corporation                                            0.50%           95          94.74        9,000
PB         Prosperity Bancshares, Inc.                                            0.20%           50          71.48        3,574
SFNC       Simmons First National Corporation                                     0.10%           70          25.59        1,791
TROW       T. Rowe Price Group, Inc.                                              0.50%           58         154.55        8,964
TRMK       Trustmark Corporation                                                  0.10%           60          30.11        1,807
VIRT       Virtu Financial, Inc. (Class A)                                        0.80%          562          25.60       14,387
ZURVY      Zurich Insurance Group AG (ADR) +                                      0.40%          164          43.73        7,172
Health Care (11.83%):
ALGN       Align Technology, Inc. *                                               0.50%           16         558.36        8,934
ANTM       Anthem, Inc.                                                           0.51%           27         337.38        9,109
BIO        Bio-Rad Laboratories, Inc. (Class A) *                                 0.21%            6         629.12        3,775
BIIB       Biogen Inc. *                                                          0.50%           36         250.44        9,016
BMRN       BioMarin Pharmaceutical Inc. *                                         0.20%           40          90.69        3,628
CDNA       CareDx, Inc. *                                                         0.10%           24          76.02        1,824
CNC        Centene Corporation *                                                  0.50%          129          69.75        8,998

                       Schedule of Investments (cont'd.)

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                                                                Percentage
                                                                                of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                               Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares     Share       the Trust (2)
___________________________________                                             ____________   ______     _________   _____________
Health Care (cont'd.):
CHE        Chemed Corporation                                                     0.21%            7      $  548.95   $    3,843
CI         Cigna Corporation                                                      0.50%           41         220.50        9,040
CORT       Corcept Therapeutics Incorporated *                                    0.10%           66          27.20        1,795
ENSG       The Ensign Group, Inc.                                                 0.10%           21          85.39        1,793
GSK        GlaxoSmithKline Plc (ADR) +                                            0.40%          189          38.07        7,195
HAE        Haemonetics Corporation *                                              0.20%           28         127.58        3,572
HCA        HCA Healthcare, Inc.                                                   0.50%           52         173.60        9,027
HSIC       Henry Schein, Inc. *                                                   0.20%           51          70.01        3,570
HOCPY      Hoya Corporation (ADR) +                                               0.40%           52         138.06        7,179
HUM        Humana Inc.                                                            0.50%           20         447.69        8,954
ICUI       ICU Medical, Inc. *                                                    0.10%            8         219.99        1,760
PHG        Koninklijke Philips N.V. (New York Registry Shares) +*                 0.40%          131          54.68        7,163
LHCG       LHC Group, Inc. *                                                      0.20%           16         220.16        3,523
MEDP       Medpace Holdings, Inc. *                                               0.20%           26         139.90        3,637
MRK        Merck & Co., Inc.                                                      0.50%          107          84.02        8,990
MOH        Molina Healthcare, Inc. *                                              0.20%           15         242.05        3,631
NVO        Novo Nordisk A/S (ADR) +                                               0.40%          103          70.09        7,219
QDEL       Quidel Corporation *                                                   0.19%           18         194.95        3,509
REGN       Regeneron Pharmaceuticals, Inc. *                                      0.51%           19         481.20        9,143
RMD        ResMed Inc.                                                            0.50%           42         215.26        9,041
RHHBY      Roche Holding AG (ADR) +                                               0.40%          170          42.25        7,182
SNY        Sanofi (ADR) +                                                         1.20%          448          48.09       21,544
UTHR       United Therapeutics Corporation *                                      0.20%           22         167.05        3,675
UHS        Universal Health Services, Inc. (Class B)                              0.20%           25         142.46        3,561
VRTX       Vertex Pharmaceuticals Incorporated *                                  0.50%           39         232.90        9,083
ZTS        Zoetis Inc.                                                            0.50%           54         167.00        9,018
Industrials (9.68%):
AAON       AAON, Inc.                                                             0.10%           26          70.47        1,832
AMRC       Ameresco, Inc. (Class A) *                                             0.10%           30          59.90        1,797
ATCO       Atlas Corp. +                                                          0.80%        1,324          10.86       14,379
BCC        Boise Cascade Company                                                  0.80%          274          52.52       14,390
CAT        Caterpillar Inc.                                                       0.50%           46         194.23        8,935
DE         Deere & Company                                                        0.50%           30         299.73        8,992
EXPD       Expeditors International of Washington, Inc.                           0.20%           38          94.14        3,577
FAST       Fastenal Company                                                       0.50%          181          49.71        8,998
FCN        FTI Consulting, Inc. *                                                 0.10%           16         112.82        1,805
GNRC       Generac Holdings Inc. *                                                0.20%           14         254.50        3,563
ROCK       Gibraltar Industries, Inc. *                                           0.10%           19          94.92        1,803
HUBG       Hub Group, Inc. *                                                      0.10%           31          58.60        1,817
KNX        Knight-Swift Transportation Holdings Inc.                              0.20%           82          43.72        3,585
LHX        L3Harris Technologies Inc.                                             0.50%           50         181.25        9,062

                       Schedule of Investments (cont'd.)

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                                                                Percentage
                                                                                of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                               Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares     Share       the Trust (2)
___________________________________                                             ____________   ______     _________   _____________
Industrials (cont'd.):
LSTR       Landstar System, Inc.                                                  0.20%           25      $  144.15   $    3,604
LMT        Lockheed Martin Corporation                                            0.49%           26         342.55        8,906
MTZ        MasTec, Inc. *                                                         0.20%           45          79.35        3,571
MATX       Matson, Inc.                                                           0.10%           29          62.92        1,825
PCAR       PACCAR Inc                                                             0.50%          102          88.40        9,017
PWR        Quanta Services, Inc.                                                  0.20%           47          76.39        3,590
R          Ryder System, Inc.                                                     0.80%          215          66.97       14,399
SAIA       Saia, Inc. *                                                           0.10%            9         193.89        1,745
SBGSY      Schneider Electric SE (ADR) +                                          0.40%          231          31.11        7,185
SNDR       Schneider National, Inc. (Class B)                                     0.10%           81          22.07        1,788
SSD        Simpson Manufacturing Co., Inc.                                        0.10%           18         100.48        1,809
SNA        Snap-on Incorporated                                                   0.19%           20         175.87        3,517
TTEK       Tetra Tech, Inc.                                                       0.20%           27         131.90        3,561
TTC        The Toro Company                                                       0.20%           35         101.92        3,567
TRTN       Triton International Limited +                                         0.80%          281          51.21       14,390
UNF        UniFirst Corporation                                                   0.10%            8         221.09        1,769
WSO        Watsco, Inc.                                                           0.20%           15         245.80        3,687
WERN       Werner Enterprises, Inc.                                               0.10%           43          42.07        1,809
Information Technology (10.36%):
ACN        Accenture Plc +                                                        0.39%           27         263.20        7,106
AMD        Advanced Micro Devices, Inc. *                                         0.50%           94          95.16        8,945
AMKR       Amkor Technology, Inc.                                                 0.10%          107          16.79        1,797
AMAT       Applied Materials, Inc.                                                0.50%           95          94.56        8,983
ASML       ASML Holding N.V. (New York Registry Shares) +                         0.39%           14         501.43        7,020
ADP        Automatic Data Processing, Inc.                                        0.50%           53         168.85        8,949
BMI        Badger Meter, Inc.                                                     0.10%           18         101.87        1,834
CACI       CACI International Inc. *                                              0.20%           15         239.87        3,598
CDNS       Cadence Design Systems, Inc. *                                         0.50%           66         137.05        9,045
DIOD       Diodes Incorporated *                                                  0.10%           23          79.09        1,819
DLB        Dolby Laboratories, Inc.                                               0.20%           37          97.19        3,596
NSIT       Insight Enterprises, Inc. *                                            0.10%           22          81.30        1,789
INTC       Intel Corporation                                                      0.50%          172          52.19        8,977
IBM        International Business Machines Corporation                            0.80%          111         128.99       14,318
LRCX       Lam Research Corporation                                               0.49%           17         514.46        8,746
MANT       ManTech International Corporation                                      0.10%           19          92.89        1,765
MU         Micron Technology, Inc. *                                              0.50%          114          79.11        9,019
MSFT       Microsoft Corporation                                                  0.50%           41         218.29        8,950
MPWR       Monolithic Power Systems, Inc.                                         0.19%            9         381.25        3,431
MRAAY      Murata Manufacturing Co. Ltd. (ADR) +                                  0.40%          309          23.24        7,181
NATI       National Instruments Corporation                                       0.20%           78          45.84        3,576
NTCT       NetScout Systems, Inc. *                                               0.10%           63          28.36        1,787

                       Schedule of Investments (cont'd.)

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                                                                Percentage
                                                                                of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                               Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares     Share       the Trust (2)
___________________________________                                             ____________   ______     _________   _____________
Information Technology (cont'd.):
POWI       Power Integrations, Inc.                                               0.20%           39      $   91.33   $    3,562
QLYS       Qualys, Inc. *                                                         0.10%           15         120.11        1,802
SANM       Sanmina Corporation *                                                  0.10%           52          34.87        1,813
STX        Seagate Technology Plc +                                               0.80%          239          60.11       14,366
SPSC       SPS Commerce, Inc. *                                                   0.10%           16         115.95        1,855
SYNA       Synaptics Incorporated *                                               0.10%           18         102.64        1,848
TER        Teradyne, Inc.                                                         0.20%           28         129.91        3,637
TOELY      Tokyo Electron Limited (ADR) +                                         0.40%           75          95.73        7,180
TTEC       TTEC Holdings, Inc.                                                    0.10%           23          77.03        1,772
VSH        Vishay Intertechnology, Inc.                                           0.10%           79          22.76        1,798
XRX        Xerox Holdings Corporation                                             0.80%          610          23.58       14,384
Materials (7.30%):
AIQUY      Air Liquide S.A. (ADR) +                                               0.40%          216          33.25        7,182
BLL        Ball Corporation                                                       0.50%           99          90.68        8,977
BHP        BHP Group Ltd (ADR) +                                                  1.20%          295          73.18       21,588
CMC        Commercial Metals Company                                              0.10%           78          23.20        1,810
GEF        Greif, Inc.                                                            0.80%          279          51.59       14,394
LIN        Linde Plc +                                                            0.41%           27         270.72        7,309
NEM        Newmont Corporation                                                    0.50%          138          65.14        8,989
RS         Reliance Steel & Aluminum Co.                                          0.20%           27         132.44        3,576
RIO        Rio Tinto Plc (ADR) +                                                  1.20%          251          85.98       21,581
SWM        Schweitzer-Mauduit International, Inc.                                 0.80%          332          43.35       14,392
SHW        The Sherwin-Williams Company                                           0.49%           12         735.13        8,822
SHECY      Shin-Etsu Chemical Co., Ltd. (ADR) +                                   0.40%          161          44.73        7,202
SLGN       Silgan Holdings Inc.                                                   0.10%           47          37.96        1,784
SCL        Stepan Company                                                         0.10%           14         131.06        1,835
WOR        Worthington Industries, Inc.                                           0.10%           31          57.09        1,770
Real Estate (7.80%):
BXP        Boston Properties, Inc. (4)                                            0.40%           80          90.25        7,220
BDN        Brandywine Realty Trust (4)                                            0.40%          631          11.41        7,200
BRX        Brixmor Property Group Inc. (4)                                        0.40%          442          16.26        7,187
CTRE       CareTrust REIT, Inc. (4)                                               0.40%          328          21.90        7,182
CUZ        Cousins Properties Incorporated (4)                                    0.40%          226          31.80        7,187
EQC        Equity Commonwealth (4)                                                0.10%           67          26.97        1,807
ESS        Essex Property Trust, Inc. (4)                                         0.40%           31         231.50        7,176
GLPI       Gaming and Leisure Properties, Inc. (4)                                0.40%          172          41.74        7,179
HIW        Highwoods Properties, Inc. (4)                                         0.40%          189          38.13        7,207
KIM        Kimco Realty Corporation (4)                                           0.40%          472          15.25        7,198
LXP        Lexington Realty Trust (4)                                             0.40%          713          10.09        7,194
LTC        LTC Properties, Inc. (4)                                               0.40%          186          38.71        7,200
NHI        National Health Investors, Inc. (4)                                    0.40%         108           66.84        7,219

                       Schedule of Investments (cont'd.)

    Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series
                                    FT 9106

   At the Opening of Business on the Initial Date of Deposit-January 8, 2021

                                                                                Percentage
                                                                                of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                               Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares     Share       the Trust (2)
___________________________________                                             ____________   ______     _________   _____________
Real Estate (cont'd.):
PDM        Piedmont Office Realty Trust, Inc. (4)                                 0.40%          469      $   15.33   $    7,190
PSB        PS Business Parks, Inc. (4)                                            0.50%           69         131.51        9,074
SBRA       Sabra Health Care REIT, Inc. (4)                                       0.40%          423          17.03        7,202
SPG        Simon Property Group, Inc. (4)                                         0.40%           84          85.13        7,151
UE         Urban Edge Properties (4)                                              0.40%          521          13.81        7,195
WRI        Weingarten Realty Investors (4)                                        0.40%          332          21.68        7,198
WELL       Welltower Inc. (4)                                                     0.40%          114          63.30        7,216
Utilities (9.80%):
ALE        ALLETE, Inc.                                                           0.10%           28          64.28        1,800
ATO        Atmos Energy Corporation                                               0.20%           40          89.77        3,591
AGR        Avangrid, Inc.                                                         0.20%           79          45.66        3,607
CWT        California Water Service Group                                         0.10%           32          56.31        1,802
EBR        Centrais Eletricas Brasileiras S.A. (ADR) +                            0.80%        2,280           6.31       14,387
CIG        Companhia Energetica de Minas Gerais-CEMIG (ADR) +                     0.80%        5,309           2.71       14,387
ELP        Companhia Paranaense de Energia-Copel (Preference, ADR) +              0.80%        1,097          13.11       14,382
ENIA       Enel Americas S.A. (ADR) +                                             0.80%        1,754           8.20       14,383
ENLAY      Enel SpA (ADR) +                                                       0.40%          672          10.71        7,197
EXC        Exelon Corporation                                                     1.30%          556          42.03       23,368
IBDRY      Iberdrola S.A. (ADR) +                                                 0.40%          119          60.61        7,213
MDU        MDU Resources Group, Inc.                                              0.20%          135          26.71        3,606
NRG        NRG Energy, Inc.                                                       1.00%          481          37.40       17,989
OGS        ONE Gas, Inc.                                                          0.10%           24          74.41        1,786
PNW        Pinnacle West Capital Corporation                                      0.20%           46          77.94        3,585
PEG        Public Service Enterprise Group Incorporated                           1.30%          416          56.10       23,338
SWX        Southwest Gas Holdings, Inc.                                           0.10%           30          59.22        1,777
UGI        UGI Corporation                                                        0.80%          410          35.05       14,370
VST        Vistra Corp.                                                           0.20%          178          20.18        3,592
                                                                                _______                               __________
           Total Investments                                                    100.00%                               $1,798,419
                                                                                =======                               ==========

___________

See "Notes to Schedule of Investments" on page 14.

                        NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
January 8, 2021. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards
Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market.
The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the
Securities to the Trust) are $1,808,840 and $10,421, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United
States comprise approximately 27.99% of the investments of the Trust
(consisting of Australia, 1.20%; Belgium, 0.80%; Bermuda, 1.60%; Brazil,
2.40%; Canada, 0.80%; Chile, 0.80%; China, 0.80%; Colombia, 0.80%; Denmark,
0.40%; France, 2.80%; Germany, 0.40%; Indonesia, 0.80%; Ireland, 1.19%; Italy,
0.40%; Japan, 4.40%; The Netherlands, 1.19%; Philippines, 0.80%; South Korea,
2.40%; Spain, 0.40%; Switzerland, 1.20% and United Kingdom, 2.41%).

(4) This Security represents the common stock of a real estate investment trust
("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 8.20% of the investments of the Trust.

(5) The Bank of New York Mellon Corporation is the parent company of The Bank of New York Mellon, the Trustee of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR or New York Registry
Share on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 9106, consists of a single portfolio known as Target Divsd. Global Allocation 1Q '21 - Term 4/8/22
(Target Diversified Global Allocation Portfolio, 1st Quarter 2021 Series).

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor
and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the
Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy
Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First
Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the
Securities and, except as described in "Removing Securities from the Trust,"
will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the
Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks above-average total return.

Portfolio Selection Process.

The Trust is a unit investment trust which seeks to provide broad equity diversification by investing in common stocks across various market capitalizations, growth and value styles, sectors and countries. The Trust invests in a fixed portfolio of stocks which are selected by applying pre-
determined screens and factors and holds the stocks for approximately 15 months. The composition of the Trust on the Initial Date of Deposit is as
follows:

- Approximately 60% of the portfolio is composed of
  common stocks which comprise the Diversified
  Equity Strategic Allocation Strategy; and

- Approximately 40% of the portfolio is composed of
  common stocks which comprise the Target Global
  Dividend Leaders Strategy.

Diversified Equity Strategic Allocation Strategy.

- Establish a universe of stocks as of two business days prior to the Initial
Date of Deposit from seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

- The domestic universe is established by identifying the 3,000 largest U.S.
stocks (excluding limited partnerships, royalty trusts, registered investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%).
The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of
$1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations which are American Depositary Receipts/ADRs or directly listed in the United States.

Number of Eligible Stocks in Each Selection Universe:

           Domestic     Domestic    Domestic
           Large-Cap    Mid-Cap     Small-Cap   International
______________________________________________________________
Growth        150         300          250           100
Value         150         300          250

- Apply the rules-based stock selection models:

We then rank the stocks within each of the seven universes based on two multi-
factor models, with each factor within a model receiving an equal weight. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model:

- Debt to equity

- Beta

- Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model:

- Price to book

- Price to cash flow

- Return on assets

- 3-month price appreciation

Growth Model:

- Price to sales

- Price to cash flow

- Change in return on assets

- 6-month price appreciation

- Select the 30 highest scoring stocks with the best overall ranking from each of the seven style classes, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global Industry Classification
Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected. The seven style classes are approximately weighted as follows:

Large-Cap Growth     25%
Large-Cap Value      25%
Mid-Cap Growth       10%
Mid-Cap Value        10%
Small-Cap Growth      5%
Small-Cap Value       5%
International        20%

Stocks are approximately equally-weighted within their style, taking into consideration that only whole shares will be purchased.

Target Global Dividend Leaders Strategy.

- Establish three distinct universes as of two business days prior to the
Initial Date of Deposit which consist of the following: domestic equity, international equity, and U.S. REITs (including Mortgage REITs).

- Registered Investment Companies and Limited Partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

- Select the stocks in each universe that meet the following criteria: market capitalization greater than $1 billion, 3-month average daily trading volume greater than $1 million and current indicated dividend yield greater than twice that of the S&P 500(R) Index at the time of selection.

- Rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation (which are equally-weighted within this factor).

- Select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major Global Industry
Classification Standard ("GICS(R)") market sectors. The Financials and Real
Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

- The universes are approximately weighted as follows:

Domestic Equity         40%
International Equity    40%
REITs                   20%

Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Please note that we applied the strategies which make up the portfolio for the
Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in the Trust's portfolio.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" are not eligible for inclusion in a
Trust's portfolio.

Additional Portfolio Contents.

In addition to the investments described above, the Trust has exposure to the following investments: New York Registry Shares.

As with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

The publisher of the S&P Composite 1500(R) Index is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the
Trust. Except as noted herein, the index publisher has not approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's
Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money.
Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and has resulted in a global pandemic and major disruptions to economies and markets around the world. The transmission of
COVID-19 and efforts to contain its spread have resulted in international border closings, enhanced health screenings, expanded healthcare services and expenses, quarantines and other restrictions on business and personal activities, cancellations, disruptions to supply chains and consumer activity, as well as general public concern and uncertainty. Financial markets have experienced extreme volatility and severe losses, negatively impacting global economic growth prospects. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-existing political, social and economic risks.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the
Federal funds rate to near-zero, and an economic stimulus package. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time.

Dividends. Certain of the Securities held by the Trust may currently pay dividends, but there is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the Trust's strategy. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Growth Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their higher than average price/book ratios, we believe will experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their lower than average price/book ratios, we believe to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These Securities were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

REITs. Certain of the Securities held by the Trust are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act,

increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs. Certain of the REITs may also be mortgage real estate investment trusts ("Mortgage REITs").
Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by
non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the United States and developed foreign markets. In addition, less information about emerging market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging market investment securities may be different than those available for investments in more developed markets.

American Depositary Receipts/ADRs, New York Registry Shares and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Investment Style. Although the Securities held by the Trust meet the stated
style, capitalization, and investment objective of the Trust as of two business days prior to the date of this prospectus, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from the Trust as a result of market fluctuations.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the
Trust are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Securities held by the Trust are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through
"hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the
Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the

Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

       Backtested Hypothetical Performance Information

The following table compares the hypothetical performance information for the identical strategy which comprises the Trust ("Target Diversified Global
Allocation Strategy") and the actual performance of the Standard & Poor's
Composite 1500(R) Index in each of the full years listed below (and as of the most recent month). The Trust did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trust. Returns from the Trust will differ from the Target
Diversified Global Allocation Strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally-weighted in all stocks comprising the Target Diversified Global Allocation Strategy.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Target
Diversified Global Allocation Strategy underperformed the S&P Composite
1500(R) Index in certain years, and we cannot guarantee that the Trust will outperform the S&P Composite 1500(R) Index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P Composite 1500(R) Index has been included for comparison purposes only.

S&P Composite 1500(R) Index. The S&P Composite 1500(R) Index is a broad-based capitalization-weighted index of 1500 U.S. companies, covering approximately
85% of the U.S. equities market. The S&P Composite 1500(R) Index is a combination of the S&P 500(R) Index, the S&P MidCap 400(R) and the S&P
SmallCap 600(R).

The index is unmanaged, not subject to fees and not available for direct investment.

             COMPARISON OF HYPOTHETICAL
                   TOTAL RETURN(2)

  (Strategy figures reflect the deduction of sales
 charges and expenses but not brokerage commissions
                     or taxes.)

               Hypothetical
              Strategy Total            Index
               Returns(1)(3)      Total Returns(3)
            __________________  _____________________

            Target Diversified
            Global Allocation   S&P Composite 1500(R)
Year             Strategy               Index
____        __________________  _____________________
1998               9.54%               26.32%
1999              17.74%               20.24%
2000               4.20%               -6.96%
2001               2.13%              -10.63%
2002             -10.00%              -21.30%
2003              36.45%               29.55%
2004              20.75%               11.76%
2005              12.77%                5.65%
2006              18.58%               15.31%
2007              15.42%                5.53%
2008             -31.75%              -36.72%
2009              35.37%               27.24%
2010              15.91%               16.39%
2011               1.45%                1.72%
2012               9.69%               16.13%
2013              28.97%               32.77%
2014               8.96%               13.05%
2015              -4.12%                1.01%
2016              11.82%               12.99%
2017              13.64%               21.10%
2018             -11.25%               -4.97%
2019              19.15%               30.87%
2020               3.46%               17.91%
___________

(1) The Target Diversified Global Allocation Strategy stocks for a given year consist of the common stocks selected by applying the Target Diversified
Global Allocation Portfolio Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested monthly. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. If a security which is selected by the Strategy is merged out of existence, delisted or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the table, over the full years listed above, the Target Diversified Global Allocation Strategy would have hypothetically achieved an average annual total return of 8.84%. In addition, over the full years listed above, the Target Diversified Global Allocation Strategy would have hypothetically achieved a greater average annual total return than the
S&P Composite 1500(R) Index, which was 8.28%.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Cap IQ and Compustat, as
confirmed by Bloomberg L.P. and FactSet.

              HYPOTHETICAL COMPARISON OF
               ANNUAL RETURN FOR PERIODS
               ENDING DECEMBER 31, 2020

               Hypothetical          S&P Composite
             Strategy Average        1500(R) Index
Period        Annual Return      Average Annual Return
______       ________________    _____________________
1 Year            3.46%                 17.91%
5 Year            6.81%                 14.95%
10 Year           7.62%                 13.65%

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust.
Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for
Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When
Securities are sold to reimburse the Sponsor for organization costs, the
Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the
Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from April 20, 2021 through June
18, 2021. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering
Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase

Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional
Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This
Public Offering Price will be effective for all orders received before the
Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the
NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the
Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global
Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on The
NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R)
Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the
Evaluator deems such prices inappropriate as a basis for evaluation). If the
Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                  Additional
(in millions)                                Concession
_______________________________________________________
$25 but less than $100                           0.035%
$100 but less than $150                          0.050%
$150 but less than $250                          0.075%
$250 but less than $1,000                        0.100%
$1,000 but less than $5,000                      0.125%
$5,000 but less than $7,500                      0.150%
$7,500 or more                                   0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this
Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and
World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public
Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the
Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the
initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR
UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER
FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income
Account of the Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As
Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trust. In addition, if there is not enough cash in the Income or Capital
Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the
Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income
("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Because the Trust holds REIT shares, some dividends may be designated by the
REIT as capital gain dividends and, therefore, distributions from the Trust attributable to such dividends and designated by the Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by the Trust from the REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the
Trustee copies of the evaluations of the Securities as prepared by the
Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a
Record Owner. The Trustee will credit dividends received on the Trust's
Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date.
See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the
Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The
Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.
However, you should check your statements to make sure the Trustee has your
TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All
Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information.  PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption
Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind
Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory
Termination Date will be honored. Where possible, the Trustee will make an In-
Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the
Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New
Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the
Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover
Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a
Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell
Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary
Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60%
of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory
Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the
Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the
Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $460 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2019, the total partners' capital of First Trust Portfolios L.P.
was $49,108,615.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120
East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois
60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                     This page is intentionally left blank.

                                 FIRST TRUST(R)

              Target Divsd. Global Allocation 1Q '21 - Term 4/8/22
                                    FT 9106

                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132

  Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
  SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO
       SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

              -  Securities Act of 1933 (file no. 333-249966) and

              -  Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                                January 8, 2021

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                FIRST TRUST(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT
9106 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated January 8, 2021. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
   REITs                                                        1
   Foreign Issuers                                              3
   Small and/or Mid Capitalization Companies                    4
Securities                                                      4
   Diversified Equity Strategic Allocation Strategy Stocks      4
   Target Global Dividend Leaders Strategy Stocks              16

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the
Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate.
Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least
100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of
God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-
liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the
Internal Revenue Code, and to maintain exemption from the Investment Company
Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units.
There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Securities

The following information describes the Securities selected through the application of each of the Strategies which comprise a portion of the Trust as described in the prospectus.

            DIVERSIFIED EQUITY STRATEGIC ALLOCATION STRATEGY STOCKS

                        Large-Cap Growth Strategy Stocks

Advanced Micro Devices, Inc., headquartered in Santa Clara, California, designs, develops, makes and sells a variety of industry-standard integrated circuits which are used in product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers and workstations.

Align Technology, Inc., headquartered in San Jose, California, designs, manufactures and markets a clear aligner therapy system for treating malocclusion or the misalignment of teeth. The company also markets intra-oral scanners, computer-aided design digital services and dental records storage to dental professionals.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books, electronics and other products via a commercial site on the
Internet. The company also operates an online auction site.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Automatic Data Processing, Inc., headquartered in Roseland, New Jersey, is one of the largest providers of computerized transaction processing, data communication and information services in the world.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages, foods and household products. The company is also a supplier of aerospace systems, sensors and instruments, and other technologies for the aerospace market.

Cadence Design Systems, Inc., headquartered in San Jose, California, offers electronic design automation (EDA) technologies and engineering services to electronics companies worldwide. The company also develops system design enablement (SDE) solutions for use in designing electronics systems, integrated circuits and electronic devices.

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag,"
"Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny
Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away"
and "Tilex."

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-
quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Deere & Company, headquartered in Moline, Illinois, manufactures and distributes farm equipment and machines used in construction, earthmoving and forestry.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-
consumable products such as seasonal merchandise.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

HCA Healthcare, Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages and operates hospitals, surgery centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers and various other facilities.

The Hershey Company, headquartered in Hershey, Pennsylvania, is a consumer products company. The company manufactures, distributes and sells chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Lowe's Companies, Inc., headquartered in Mooresville, North Carolina, a home improvement retailer, operates stores which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products;
tools; home entertainment products; and special order products.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a global health care company that discovers, develops and markets a broad range of human and animal health care products and services. The company also administers managed prescription drug programs.

Microsoft Corporation, headquartered in Redmond, Washington, is a technology company. The company develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, develops, markets and distributes "alternative" beverages worldwide. The company's products include non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, dairy and coffee drinks, energy drinks, sports drinks and flavored sparkling beverages.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is an automotive aftermarket parts and equipment retailer. The company markets its products to both do-it-yourself customers and professional service providers.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is a paint manufacturer. The company manufactures, sells and distributes paint, coatings and related products to professional, industrial, commercial and retail customers worldwide.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Vertex Pharmaceuticals Incorporated, headquartered in Boston, Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

Zoetis Inc., headquartered in Parsippany, New Jersey, is engaged in the development, manufacture and commercialization of animal health medicines and vaccines. The products focus on both livestock and companion animals and are sold worldwide.

                        Large-Cap Value Strategy Stocks

Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

Alphabet Inc. (Class C), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-
based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc.
and several other companies that were owned by or tied to Google Inc.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United
States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

The Bank of New York Mellon Corporation, headquartered in New York, New York, through subsidiaries, conducts a general banking business through numerous offices in New York, Connecticut and New Jersey as well as various international offices. The company provides cash management services, investment management, securities servicing and equipment leasing. The Bank of
New York Mellon Corporation is the parent company of The Bank of New York
Mellon, the Trustee of the Trust.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products.
The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development and manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

Centene Corporation, headquartered in St. Louis, Missouri, provides managed care programs and services to individuals receiving benefits under Medicaid and Medicaid-related programs. The company provides services in several states.

Cigna Corporation, headquartered in Bloomfield, Connecticut, is an insurance company. The company offers life, accident, dental and health insurance along with other products and services to individuals, families and businesses.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in more than 25 states. The company positions itself between large-
volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

EOG Resources, Inc., headquartered in Houston, Texas, along with its subsidiaries, explores for, develops, produces and markets crude oil and natural gas. The company operates in the United States, Canada, Trinidad and other international areas.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company. Together with its subsidiaries, the company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation, wind and solar facilities.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products.
The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company markets its products internationally under a variety of branded names.

Humana Inc., headquartered in Louisville, Kentucky, is a managed health care company that offers coordinated health insurance coverage and related services through a variety of plans for individuals, employer groups and government-
sponsored programs. The company has medical members in the United States and
Puerto Rico.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

L3Harris Technologies Inc., headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems and services to government and commercial customers worldwide. The company's products include
RF communications, government communication systems and integrated network solutions.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Newmont Corporation, headquartered in Greenwood Village, Colorado, is a holding company principally engaged in gold mining. The company has gold mining operations in North and South America, the Middle East, Asia, Australia
and New Zealand.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries that provide personal auto insurance and specialty property-casualty insurance and related services. The company offers its services throughout the United States.

Public Service Enterprise Group Incorporated, headquartered in Newark, New
Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and
Northeastern United States.

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company. The company discovers, develops and commercializes medicines for the treatment of serious medical conditions in the United States.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods.
The company also produces flour and corn tortillas, taco shells and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

                         Mid-Cap Growth Strategy Stocks

The Boston Beer Company, Inc., headquartered in Boston, Massachusetts, produces beer, malt beverages and hard cider products under the brand names
"Sam Adams," "Twisted Tea" and "Angry Orchard." The company distributes its products in the United States, Canada, the Caribbean, Europe, Israel, Mexico
and the Pacific Rim.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS
Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair, maintenance and service industry under the name "Roto-Rooter."

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie
Insurance Exchange in the United States.

Expeditors International of Washington, Inc., headquartered in Seattle,
Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Freshpet, Inc., headquartered in Secaucus, New Jersey, is a manufacturer of fresh, refrigerated pet food. The company markets and distributes pet food for cats and dogs across North America.

Generac Holdings Inc., headquartered in Waukesha, Wisconsin, designs, manufactures and markets a range of generators and other engine powered products for the residential, light commercial, industrial and construction markets in the United States and Canada.

Haemonetics Corporation, headquartered in Boston, Massachusetts, is a global health care company providing innovative blood management solutions. The company's systems provide both automated and manual collection and processing of donated blood, assess the likelihood for blood loss, salvage and process blood from surgery patients, and dispense and track blood inventory in the hospital.

Lancaster Colony Corporation, headquartered in Westerville, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America, transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.

LHC Group, Inc., headquartered in Lafayette, Louisiana, through its subsidiaries, provides post-acute health care services to patients throughout the United States. The company's services include skilled nursing care, medically-oriented social services, physical therapy, occupational therapy and speech therapy.

Lithia Motors, Inc., headquartered in Medford, Oregon, is an operator of automotive franchises and a retailer of new and used vehicles and services.

Medpace Holdings, Inc., headquartered in Cincinnati, Ohio, is a clinical research company. The company provides clinical development services to the biotechnology, pharmaceutical and medical device industries.

Molina Healthcare, Inc., headquartered in Long Beach, California, is a multi-
state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals.

Monolithic Power Systems, Inc., headquartered in Kirkland, Washington, develops and markets proprietary, advanced analog and mixed-signal semiconductors worldwide. The company's products are used in storage and computing products, network communications products, lighting products, portable electronics and automotives.

National Instruments Corporation, headquartered in Austin, Texas, supplies computer-based instrumentation hardware and software products for engineers and scientists. The company provides flexible application software and modular hardware that users combine with computers, networks and the Internet to create computer-based measurement and automation systems.

The New York Times Company (Class A), headquartered in New York, New York, is global media organization that includes print and digital newspapers, product licensing, book development and live journalism platforms. The company is also involved in digital archive distribution to business and library markets.

NRG Energy, Inc., headquartered in Princeton, New Jersey, operates as a wholesale power generation company. The company sells and delivers energy and energy products and services primarily in the United States.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Ollie's Bargain Outlet Holdings, Inc., headquartered in Harrisburg,
Pennsylvania, is a brand name discount retailer. The company offers a broad selection of merchandise, including food, home, clothing, pet and garden products.

Pool Corporation, headquartered in Covington, Louisiana, is a swimming pool supply company. The company distributes swimming pool supplies and related products to swimming pool remodelers and builders, independent retail stores and swimming pool repair and service companies.

Power Integrations, Inc., headquartered in San Jose, California, designs, develops and markets proprietary, high-voltage analog integrated circuits for use in AC-to-DC power conversion and regulating output voltage and/or current.
The company's products are used in mobile phones, computers, appliances, electronic utility meters and similar applications.

Quidel Corporation, headquartered in San Diego, California, develops, manufactures and markets point-of-care diagnostic solutions for infectious diseases and reproductive health primarily in the United States.

Take-Two Interactive Software, Inc., headquartered in New York, New York, develops, publishes and markets interactive entertainment for consumers worldwide. The company's products are delivered through physical retail, digital download, online and cloud streaming services.

Teradyne, Inc., headquartered in North Reading, Massachusetts, designs, develops and manufactures electronic test systems and software for use in the electronics industry. The company's products are also used in the military/aerospace, telecommunications and computer industries.

Tetra Tech, Inc., headquartered in Pasadena, California, operates globally and provides specialized management consulting and technical services in the three principal business areas of resource management, infrastructure and communications.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Tractor Supply Company, headquartered in Brentwood, Tennessee, is an operator of retail farm and ranch stores in the United States. The company offers animal products, lawn and garden products, hardware and tools, and work/recreational clothing, among other products.

Watsco, Inc., headquartered in Miami, Florida, together with its subsidiaries, is a distributor of air conditioning, heating and refrigeration equipment and related parts and supplies. The company has operations throughout North America.

Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma," "Pottery Barn" and
"Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.

                         Mid-Cap Value Strategy Stocks

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in the Midwest and
Southeast. The company also owns natural gas storage and pipeline assets.

Avangrid, Inc., headquartered in Orange, Connecticut, generates, transmits and distributes electricity and natural gas. The company also develops, constructs and operates renewable energy generation facilities primarily using onshore wind power, as well as solar, biomass and thermal power.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, is a manufacturer of health care products. The company produces and markets a broad range of appliances and systems used to separate, identify and analyze complex chemical and biological materials.

BioMarin Pharmaceutical Inc., headquartered in San Rafael, California, develops and commercializes biopharmaceuticals for serious diseases and medical conditions. The company's subsidiary provides analytical and diagnostic products and services in the area of carbohydrate biology.

Cabot Oil & Gas Corporation, headquartered in Houston, Texas, produces and markets natural gas in the United States. The company holds interests in the
Gulf Coast, the West and the East. The company conducts operations in Texas and the Louisiana Gulf Coast, Wyoming, Oklahoma, the Texas panhandle, southwest Kansas and the Appalachian basin.

CACI International Inc., headquartered in Arlington, Virginia, is an international information systems and high technology services corporation.
The company provides services to U.S. defense and civilian agencies and to commercial enterprises.

Darling Ingredients Inc., headquartered in Irving, Texas, is a consumer products company. The company develops and produces sustainable natural ingredients from edible and inedible bio-nutrients that are used in the pharmaceutical, food, pet food, feed, industrial, fuel, bioenergy and fertilizer industries.

Dick's Sporting Goods, Inc., headquartered in Coraopolis, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

Dolby Laboratories, Inc., headquartered in San Francisco, California, engages in the development and delivery of products and technologies for the entertainment industry worldwide.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty
Insurance.

First Citizens BancShares, Inc. (Class A), headquartered in Raleigh, North
Carolina, is the holding company for First Citizens Bank & Trust Company.
Through its subsidiary, the company offers a complete line of financial services, including personal banking, business banking, wealth management, and investment and insurance services.

The Hartford Financial Services Group, Inc., headquartered in Hartford,
Connecticut, offers a variety of insurance products. The company, which operates in the United States, provides products that include property and casualty insurance, mutual funds and group benefits.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of health care products and services, including practice management software, to office-based health care practitioners in the combined
North American and European markets. The company's operations include direct marketing, telesales and field sales.

The J.M. Smucker Company, headquartered in Orrville, Ohio, engages in the manufacture and marketing of branded food products worldwide. The company's products include fruit spreads, baking mixes, dessert toppings, condiments and peanut butter.

Kemper Corporation, headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Knight-Swift Transportation Holdings Inc., headquartered in Phoenix, Arizona, operates as a multi-faceted transportation services company and truckload carrier in North America. The company offers dry van, temperature-controlled, flat bed, cross border and intermodal transport services.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

MasTec, Inc., headquartered in Coral Gables, Florida, is a specialty contractor. The company procures, engineers, constructs and maintains the infrastructures that allow electric transmission and distribution, natural gas and oil pipeline, and communications companies to facilitate the production and delivery of their products to their customers.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service to communities in North Dakota and nearby states, owns oil and gas interests throughout the United States, offers integrated construction services, and installs and repairs electric power lines.

Molson Coors Beverage Company, headquartered in Denver, Colorado, is a multinational brewing company. The company produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in
Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns
Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

Prosperity Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company for Prosperity Bank, with banking locations in the greater
Houston metropolitan area and surrounding counties.

PulteGroup, Inc., headquartered in Atlanta, Georgia, is a holding company whose subsidiaries are engaged in homebuilding and financial services businesses.

Quanta Services, Inc., headquartered in Houston, Texas, is a provider of specialized contracting services, offering infrastructure solutions to the gas, oil and electric power industries. The company operates across North
America and internationally.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Snap-on Incorporated, headquartered in Kenosha, Wisconsin, is a tool manufacturer. The company develops, manufactures and markets tools, equipment, diagnostics and system solutions for the professional tool user in various industries.

United Therapeutics Corporation, headquartered in Silver Spring, Maryland, engages in the development and commercialization of therapeutic products for patients with chronic and life-threatening diseases. The company's products are primarily focused in the therapeutic areas of cardiovascular, cancer and infectious diseases.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia,
Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers. The company operates throughout the United States and Puerto
Rico.

Vistra Corp., headquartered in Irving, Texas, is a power company. The company offers electricity and power generation, distribution and transmission solutions.

                        Small-Cap Growth Strategy Stocks

AAON, Inc., headquartered in Tulsa, Oklahoma, together with its subsidiaries, designs, manufactures, and markets commercial rooftop air-conditioning, heating and heat recovery equipment. The company's products serve the commercial and industrial new construction and replacement markets.

Ameresco, Inc. (Class A), headquartered in Framingham, Massachusetts, is an integrated electric company that provides energy efficiency solutions for facilities in North America and Europe. The company designs, engineers, develops and installs projects that reduce the energy and maintenance costs of facilities.

Asbury Automotive Group, Inc., headquartered in Duluth, Georgia, operates as an automotive retailer in the United States. The company offers new and used vehicles, vehicle maintenance, replacement parts, collision repair services, financing, insurance and service contracts.

Badger Meter, Inc., headquartered in Milwaukee, Wisconsin, markets and manufactures flow measurement and control products worldwide. The company's products include water meters and related technologies as well as products to measure and control materials flowing through a pipe, such as water, air, oil, food and beverage and pharmaceuticals in production. The company's products also have applications in the heating, ventilating and air-conditioning industries.

California Water Service Group, headquartered in San Jose, California, is engaged in the supply and distribution of water and the providing of water-
related utility services to customers in California, New Mexico and Washington.

CareDx, Inc., headquartered in South San Francisco, California, together with its subsidiaries, is a molecular diagnostics company. The company is focused on the discovery, development and commercialization of clinically differentiated diagnostic surveillance solutions for transplant patients.

Corcept Therapeutics Incorporated, headquartered in Menlo Park, California, is a pharmaceutical company that discovers and develops drugs for the treatment of severe psychiatric, oncologic and metabolic disorders.

Crocs, Inc., headquartered in Niwot, Colorado, designs and manufactures casual lifestyle footwear and accessories. Together with its subsidiaries, the company develops and markets their products for men, women and children.

Diodes Incorporated, headquartered in Plano, Texas, is an information technology company. The company manufactures, sells and distributes application-specific standard products to the semiconductor markets worldwide.

The Ensign Group, Inc., headquartered in Mission Viejo, California, operates facilities which offer nursing and rehabilitative care services in various states. The company provides a range of nursing and assisted living services, physical, occupational and speech therapies, and other rehabilitative and health care services.

Gibraltar Industries, Inc., headquartered in Buffalo, New York, is a manufacturer and distributor of building products. The company's products provide structural and architectural enhancements for residential homes, low-
rise retail, professional buildings, industrial plants, bridges and a wide-
variety of other structures worldwide.

Houlihan Lokey, Inc., headquartered in Los Angeles, California, is a global investment bank. The company has expertise in mergers and acquisitions, financings, financial restructurings and financial advisory services.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in infusion therapy, oncology and critical care applications.

LGI Homes, Inc., headquartered in The Woodlands, Texas, designs and constructs entry-level, move-up and luxury homes under the Terrata Homes brand name.

Matson, Inc., headquartered in Honolulu, Hawaii, together with its subsidiaries, operates as an ocean freight carrier in the Pacific. The company operates in two segments, Ocean Transportation and Logistics.

Murphy USA Inc., headquartered in El Dorado, Arkansas, operates a chain of retail stations in the United States. The company's retail stations offer motor fuel products and convenience merchandise.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-
conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

PriceSmart, Inc., headquartered in San Diego, California, is primarily engaged in the operation of membership shopping warehouses in Latin America and Asia.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-
advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Qualys, Inc., headquartered in Foster City, California, is a provider of cloud security, compliance and related services for small and medium-sized businesses, large corporations and government entities. The company offers vulnerability management solutions as applications through the web.

Renewable Energy Group, Inc., headquartered in Ames, Iowa, is an alternative energy solutions provider. The company offers engineering consulting services for bio-diesel production operations and for distribution of refined biodiesel products throughout the United States.

Saia, Inc., headquartered in Johns Creek, Georgia, is a transportation company that provides a variety of trucking transportation and supply chain solutions to a range of industries, including the retail, chemical and manufacturing industries.

Silgan Holdings Inc., headquartered in Stamford, Connecticut, is a worldwide manufacturer of rigid packaging for consumer goods products. The company produces steel and aluminum containers, custom designed plastic containers and specialty packing items.

Simpson Manufacturing Co., Inc., headquartered in Pleasanton, California, designs, manufactures and markets building construction products globally. The company's products are considered easy to use and cost-effective for customers.

SPS Commerce, Inc., headquartered in Minneapolis, Minnesota, is a provider of on-demand supply chain management solutions through an online hosted software suite. The company utilizes pre-built integrations to help eliminate on-
premise software and support staff to shorten the supply cycle, optimize inventory levels and reduce costs.

Stamps.com Inc., headquartered in El Segundo, California, is a provider of
Internet-based postage and shipping solutions. The company operates throughout the United States.

Stepan Company, headquartered in Northfield, Illinois, engages in the production and sale of specialty and intermediate chemicals. The company's products include surfactants used in cleaning products and polymers used in thermal insulation.

Synaptics Incorporated, headquartered in San Jose, California, is a developer of custom-designed user interface solutions that enable people to interact with a variety of mobile computing and communications devices.

TTEC Holdings, Inc., headquartered in Englewood, Colorado, provides outsourced customer support and marketing services for a variety of industries via call centers. The company also provides outsourced database management, direct marketing and related customer retention services for a broad range of industries in the United States and internationally.

World Wrestling Entertainment, Inc., headquartered in Stamford, Connecticut, is a media and entertainment company with offices in the United States, Canada and the United Kingdom. The company has operations in live wrestling events, television programming, publishing, licensing, advertising, music and home video.

                        Small-Cap Value Strategy Stocks

ALLETE, Inc., headquartered in Duluth, Minnesota, is an energy company.
Together with its subsidiaries, the company generates, transmits, distributes, markets and trades electrical power for both its retail and wholesale customers in the upper Midwest.

American National Group, Inc., headquartered in Galveston, Texas, is a insurance company. The company is engaged in life insurance, annuities, and property and casualty insurance.

Amkor Technology, Inc., headquartered in Tempe, Arizona, provides semiconductor packaging and test services, as well as wafer fabrication services to semiconductor manufacturing and design companies. The company markets its products and services internationally.

Cannae Holdings, Inc., headquartered in Las Vegas, Nevada, is a principal investment firm. The company invests primarily in technology enabled health care service, restaurants and financial services.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

Equity Commonwealth, headquartered in Chicago, Illinois, is a self-managed real estate investment trust that owns and leases commercial office buildings and senior housing properties throughout the United States.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

Hilltop Holdings Inc., headquartered in Dallas, Texas, is a holding company engaged in making opportunistic acquisitions or effecting business combinations. The company, through its subsidiary, also provides fire and homeowners insurance to low value dwellings primarily in Texas and other areas of the southern United States.

Hub Group, Inc., headquartered in Oak Brook, Illinois, is an intermodal marketing company and a full-service transportation provider. The company offers intermodal, truck brokerage and comprehensive logistics services.

Insight Enterprises, Inc., headquartered in Tempe, Arizona, sells microcomputers, peripherals and software mainly to small and medium-sized businesses and government clients worldwide. The company deploys and manages technology solutions to assist clients in managing and securing their information technology environments.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and
Virginia. The company also originates mortgage loans primarily for its home buyers.

ManTech International Corporation, headquartered in Herndon, Virginia, delivers a variety of information technology and technical services to United
States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense.
The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-custom luxury homes. The company operates in Arizona, California and Texas under the
"Hancock Communities," "Legacy Homes," "Meritage Homes" and "Monterey Homes"
names.

NetScout Systems, Inc., headquartered in Westford, Massachusetts, designs, manufactures, markets and supports advanced network, application and service assurance solutions. The company provides integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide.

ONE Gas, Inc., headquartered in Tulsa, Oklahoma, provides gas and oil services to residential, commercial, industrial, transportation and wholesale industries.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Schneider National, Inc. (Class B), headquartered in Green Bay, Wisconsin, is a transportation company. The company provides a variety of trucking, intermodal, supply chain management and logistics services.

Simmons First National Corporation, headquartered in Pine Bluff, Arkansas, through its subsidiaries, provides a range of banking products and services to individual and corporate customers in Arkansas, Missouri and Kansas. The company's products include checking and savings accounts, time deposits, commercial and consumer loans, and investment services.

Southwest Gas Holdings, Inc., headquartered in Las Vegas, Nevada, purchases natural gas in Nevada, California and Arizona, and through its subsidiaries, provides and maintains energy distribution systems for local distribution companies.

Strategic Education, Inc., headquartered in Herndon, Virginia, operates
Strayer University, its wholly-owned subsidiary. The university is a regional institution of higher education that offers undergraduate and graduate degree programs to students online and at campuses predominantly located in the eastern United States.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

TRI Pointe Group, Inc., headquartered in Irvine, California, designs, constructs and sells several brands of single-family homes in the United
States. The company also develops and sells land and lots.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi,
Tennessee and Texas.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

United States Cellular Corporation, headquartered in Chicago, Illinois, is a communication services company. The company owns, operates and invests in cellular telephone systems throughout the United States.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.

World Fuel Services Corporation, headquartered in Miami, Florida, together with its subsidiaries, is a global fuel logistics, transaction management and payment processing company. The company services the aviation, marine and land transportation industries.

Worthington Industries, Inc., headquartered in Columbus, Ohio, operates as a diversified steel processor that focuses on steel processing and manufactured metals products internationally.

                         International Strategy Stocks

Accenture Plc, headquartered in Dublin, Ireland, is a professional services company. The company provides management consulting, technology services, and outsourcing services to clients to improve the client's business performance.

Air Liquide S.A. (ADR), headquartered in Paris, France, is engaged in providing gases for use in industrial, health, and environmental businesses.
The company, through its subsidiaries, provides materials, services and equipment for a wide array of industries.

ASML Holding N.V. (New York Registry Shares), headquartered in Veldhoven, the
Netherlands, together with its subsidiaries, is a microelectronics company.
The company develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.

BHP Group Ltd (ADR), incorporated in the United Kingdom and headquartered in
Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

Enel SpA (ADR), headquartered in Rome, Italy, produces, distributes and sells electricity and natural gas across Europe, Russia, North America and Latin
America.

GlaxoSmithKline Plc (ADR), headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas including gastrointestinal, respiratory, anti-emesis, anti-
migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

Hermes International (ADR), headquartered in Paris, France, is a luxury goods manufacturer. The company designs, produces, and distributes personal luxury accessories and apparel worldwide.

Hoya Corporation (ADR), headquartered in Tokyo, Japan, is a manufacturing company. The company is engaged in the manufacture and sale of healthcare, electronic and image related products.

Iberdrola S.A. (ADR), headquartered in Bilbao, Spain, generates, distributes, trades and markets electricity in North America, Latin America and Europe. The company specializes in clean energy using renewable sources, including onshore and offshore wind, hydro, solar thermal and photovoltaic.

KDDI Corporation (ADR), headquartered in Tokyo, Japan, together with its subsidiaries, provides telecommunication services in Japan and globally. The company offers mobile communication services, electronic money services, cloud-
based solutions for small and mid-sized businesses, and data center services.

Koninklijke Philips N.V. (New York Registry Shares), headquartered in
Amsterdam, the Netherlands, makes lighting products; consumer electronics;
components and sub-systems; music and films; integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

Linde Plc, headquartered in Guildford, England, is an industrial gas company.
The company's products are used in a variety of industries, including the petrochemicals, mining, medicine, food and aerospace industries.

Murata Manufacturing Co. Ltd. (ADR), headquartered in Kyoto, Japan, is engaged in the development and manufacturing and sales of components for electronic modules, power supplies and other related products.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo,
Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal
Medicine and Oncology.

Schneider Electric SE (ADR), headquartered in Rueil-Malmaison, France, is a manufacturer of power distribution and automation systems. The company's products include circuit breakers, switches, meters, critical information products, cybersecurity solutions, field services and IT consulting.

Shin-Etsu Chemical Co., Ltd. (ADR), headquartered in Tokyo, Japan, produces and distributes synthetic resins and other chemical products such as fertilizers. The company also manufactures electronic materials such as semiconductor silicon, and synthetic and rare earth quartz.

Sony Corporation (ADR), headquartered in Tokyo, Japan, designs, develops, manufactures and markets electronic equipment and devices for the consumer, professional and industrial markets. Products include audio/video equipment for home and car, DVD players/recorders, game consoles, computers and computer peripherals. The company is also engaged in the entertainment and music publishing businesses.

Tokyo Electron Limited (ADR), headquartered in Minato-Ku, Japan, manufactures and sells industrial electronics products, such as semiconductor manufacturing machines, flat panel display (FPD) manufacturing machine, photo voltaic (PV)
manufacturing machine, and electronic components. The company's products are sold in Japan, the United States and Taiwan.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Volkswagen AG (ADR), headquartered in Wolfsburg, Germany, manufactures and sells vehicles. The company offers economy and luxury automobiles, sports cars, trucks and commercial vehicles, serving customers globally.

Zurich Insurance Group AG (ADR), headquartered in Zurich, Switzerland, is an insurance-based financial services provider with operations in North America and Europe, as well as in Asia Pacific, Latin America and other markets.

                 TARGET GLOBAL DIVIDEND LEADERS STRATEGY STOCKS

                                DOMESTIC STOCKS

B&G Foods, Inc., headquartered in Parsippany, New Jersey, is engaged in the manufacture, marketing and distribution of shelf-stable foods though supermarkets, distributors, catalogs, and other sales channels. Products include baked beans, salsa, maple syrup, pickles, meat spreads, and vinegars under various brand names.

Boise Cascade Company, headquartered in Boise, Idaho, is a building products company. The company manufactures wood products and is a wholesale distributor of building materials.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company. Together with its subsidiaries, the company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation, wind and solar facilities.

Federated Hermes, Inc. (Class B), headquartered in Pittsburgh, Pennsylvania, and its subsidiaries sponsor, market and provide investment advisory, distribution and administrative services primarily to mutual funds. The company also provides services to corporations, employee benefit plans and others.

Greif, Inc., headquartered in Delaware, Ohio, engages in the manufacture and sale of industrial packaging products, container board and corrugated products worldwide.

Hanesbrands Inc., headquartered in Winston-Salem, North Carolina, is a consumer goods company that engages in the design, manufacture, sourcing and sale of apparel essentials for men, women and children in the United States and internationally.

International Business Machines Corporation, headquartered in Armonk, New
York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

The Interpublic Group of Companies, Inc., headquartered in New York, New York, is a global advertising and marketing service company. The company offers consumer advertising, digital marketing, communications planning, public relations, sports and entertainment marketing, and strategic marketing consulting.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and
Virginia. The company also originates mortgage loans primarily for its home buyers.

Mercury General Corporation, headquartered in Los Angeles, California, is an insurance holding company. The company, through its subsidiaries, writes personal automobile, homeowners, commercial automobile, commercial property, mechanical breakdown and umbrella insurance.

NRG Energy, Inc., headquartered in Princeton, New Jersey, operates as a wholesale power generation company. The company sells and delivers energy and energy products and services primarily in the United States.

OneMain Holdings, Inc., headquartered in Evansville, Indiana, provides consumer finance and insurance products and services. The company offers a variety of loans, credit and insurance products throughout the United States.

Public Service Enterprise Group Incorporated, headquartered in Newark, New
Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and
Northeastern United States.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications. Other applications include vacuum cleaner bags, alkaline batteries, printing and packaging.

UGI Corporation, headquartered in King of Prussia, Pennsylvania, is a holding company that operates propane distribution, gas and electric utility, energy marketing and related businesses through subsidiaries.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Virtu Financial, Inc. (Class A), headquartered in New York, New York, provides liquidity services and market making to the financial markets worldwide. The company offers a technology platform of quotations to buyers and sellers in equities, commodities, currencies, options and other securities on various exchanges, markets and liquidity pools.

Xerox Holdings Corporation, headquartered in Norwalk, Connecticut, is a holding company. Through its subsidiaries, the company designs, develops and sells document management systems and solutions worldwide.

                             INTERNATIONAL STOCKS

Atlas Corp., headquartered in Vancouver, Canada, is a shipping company. The company operates a fleet of containerships.

BHP Group Ltd (ADR), incorporated in the United Kingdom and headquartered in
Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

Cango Inc. (ADR), headquartered in Shanghai, China, is a holding company. The company engages in the development and operation of automotive transaction service platform for connecting dealers, financial institutions, and car buyers.

Centrais Eletricas Brasileiras S.A. (ADR), headquartered in Rio de Janeiro,
Brazil, together with its subsidiaries, engages in the generation, transmission, and distribution of electric energy in Brazil.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo
Horizonte, Brazil, is an integrated energy company engaged in the generation, transmission and distribution of electricity in the state of Minas Gerais,
Brazil. The company is also involved in the acquisition, transportation, distribution and sale of natural gas.

Companhia Paranaense de Energia-Copel (Preference, ADR), headquartered in
Curitiba, Brazil, through its subsidiaries, engages in the generation, transmission and distribution of electricity. The company serves industrial, residential, commercial and rural customers primarily in the state of Parana,
Brazil.

Ecopetrol S.A. (ADR), headquartered in Bogota, Colombia, engages primarily in the exploration, production, refining, transportation and commercialization of crude oil and gas in South America.

Enel Americas S.A. (ADR), headquartered in Santiago, Chile, is an energy company. The company, through its subsidiaries, engages in the generation, transmission and distribution of electricity in South America.

Euronav N.V., headquartered in Antwerp, Belgium, is a tanker company which engages in the storage and ocean transport of crude oil and petroleum products. The company operates mainly in Europe.

Invesco Ltd., incorporated in Bermuda and headquartered in Atlanta, Georgia, is an investment management group specializing in investment management services covering equities, fixed-income products, and alternative investments such as real estate and absolute return strategies.

KB Financial Group Inc. (ADR), headquartered in Seoul, South Korea, is a financial holding company. Through its subsidiaries, primarily the Kookmin
Bank, the company provides commercial banking services in Korea to individuals, small- and medium-sized businesses and larger corporate clients.

KT Corporation (ADR), headquartered in Seongnam, South Korea, is a South
Korean integrated wired and wireless telecommunication service provider. The company provides telecommunication services including local, long distance, satellite communication, data transmission and wireless telephone services.

ORIX Corporation (ADR), headquartered in Minato-Ku, Japan, is a worldwide provider of financial services. The company provides real estate, life insurance, corporate finance and banking services.

PLDT Inc. (ADR), headquartered in Makati City, the Philippines, together with its subsidiaries, provides telecommunications services in the Philippines. The company offers wireless and fixed line services, information technology outsourcing and services for Internet applications.

PT Telekomunikasi Indonesia (ADR), headquartered in Bandung, Indonesia, provides fixed line telecommunications services in Indonesia. The company also offers electronic mail, mobile communication and cellular phone services.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal
Medicine and Oncology.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

Triton International Limited, headquartered in Hamilton, Bermuda, leases intermodal containers and chassis. Together with its subsidiaries, the company both leases and trades shipping equipment.

                                     REITS

Arbor Realty Trust, Inc., headquartered in Uniondale, New York, together with its wholly-owned subsidiaries, is a real estate investment trust. The company specializes in multifamily and commercial real estate-related bridge and mezzanine loans.

Boston Properties, Inc., headquartered in Boston, Massachusetts, is a self-
managed real estate investment trust. The company owns, manages and develops office properties in the United States with significant presence in Boston,
Los Angeles, New York, San Francisco and Washington, D.C.

Brandywine Realty Trust, headquartered in Philadelphia, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located mainly in the Mid-Atlantic region of the United States. The company also owns an interest in and operates a commercial real estate management services company.

Brixmor Property Group Inc., headquartered in New York, New York, together with its subsidiaries, is a real estate investment trust which owns and operates grocery shopping centers. The company serves customers in the United
States.

CareTrust REIT, Inc., headquartered in San Clemente, California, is a real estate investment trust. The company focuses on healthcare and senior housing properties.

Cousins Properties Incorporated, headquartered in Atlanta, Georgia, is a real estate investment trust engaged in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically-located undeveloped land.

Essex Property Trust, Inc., headquartered in San Mateo, California, is a real estate investment trust. The company engages in the ownership, operation, management, acquisition, development and redevelopment of apartment communities primarily on the West Coast of the United States.

Gaming and Leisure Properties, Inc., headquartered in Wyomissing,
Pennsylvania, is a real estate investment trust. The company owns and leases casino facilities.

Highwoods Properties, Inc., headquartered in Raleigh, North Carolina, is a real estate investment trust which acquires, develops, manages and leases suburban office and industrial properties through its operating partnership and subsidiaries. The company operates in the southeastern and midwestern regions of the United States.

Kimco Realty Corporation, headquartered in Jericho, New York, is a self-
managed real estate investment trust. The company owns and operates neighborhood and community shopping centers in the United States, Puerto Rico and Canada.

Lexington Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

LTC Properties, Inc., headquartered in Westlake Village, California, is a self-
managed real estate investment trust that primarily invests in long-term care and other healthcare-related properties through mortgage loans, property lease transactions and other investments.

National Health Investors, Inc., headquartered in Murfreesboro, Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

Piedmont Office Realty Trust, Inc., headquartered in Atlanta, Georgia, is a self-managed real estate investment trust engaged in the acquisition and ownership of commercial real estate properties in the United States.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-
advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Sabra Health Care REIT, Inc., headquartered in Irvine, California, is a real estate investment trust. The company owns and invests in real estate properties for the health care industry through its subsidiaries, including skilled nursing facilities, assisted living and independent living facilities, mental health facilities and a continuing care retirement community.

Simon Property Group, Inc., headquartered in Indianapolis, Indiana, is a self-
managed real estate investment trust. The company is engaged in the ownership, development and management of regional malls and shopping centers.

Urban Edge Properties, headquartered in New York, New York, is a real estate investment trust which develops and improves shopping centers in urban communities. The company's assets are located throughout the United States.

Weingarten Realty Investors, headquartered in Houston, Texas, operates as a real estate investment trust engaging in the management, acquisition, and development of shopping center and industrial real estate, primarily in the
Southwest.

Welltower Inc., headquartered in Toledo, Ohio, is a self-managed real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities.

We have obtained the foregoing company descriptions from third-party sources we deem reliable.

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant, FT 9106, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040, FT 9042 and FT 9068 for purposes of the representations required by Rule 487 and represents the following:

(1)       that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 9106, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 8, 2021.

FT 9106

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Elizabeth H. Bull Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) January 8, 2021
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 8880 (File No. 333-240230) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

CONSENT OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Trust Agreement for FT 9106 and certain subsequent Series, effective January 8, 2021 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6	Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-240230] filed on behalf of FT 8880).